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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                    (Amendment No._______)*

               Citizens Financial Services, Inc.
     -------------------------------------------------------
                       (Name of Issuer)

            Common Stock, Par Value $1.00 Per Share
     -------------------------------------------------------
                (Title of Class of Securities)

                          174615 10 4
    --------------------------------------------------------
                        (CUSIP Number)

      R. Lowell Coolidge, 91 Pearl Street, Wellsboro, PA 16901
    -----------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         November 15, 1996
     ----------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SEC 1746 (12-91)

                         SCHEDULE 13D

CUSIP No. 174615 10 4                          Page 2 of 5 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    R. Lowell Coolidge

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                       (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS

    PF (Personal Funds)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

    NUMBER OF       7  SOLE VOTING POWER          54,690
     SHARES
  BENEFICIALLY      8  SHARED VOTING POWER        13,858
    OWNED BY
      EACH          9  SOLE DISPOSITIVE POWER     54,690
    REPORTING
     PERSON        10  SHARED DISPOSITIVE POWER   13,858
      WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                             68,548

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES   CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11)                                   5.04%

14  TYPE OF REPORTING PERSON

    IN (Individual)


CUSIP No. 174615 10 4                          Page 3 of 5 Pages

Item 1.     Security and Issuer

     This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Citizens Financial Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 15 South Main Street, Mansfield, Tioga County, Pennsylvania 16933-1507; telephone number (717) 662-2121.

Item 2.     Identity and Background

     The following information is with respect to the Reporting
Person:

     (a)  R. Lowell Coolidge

     (b)  91 Pearl Street, P.O. Box 41, Wellsboro, PA 16901

     (c)  Attorney

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America.


Item 3.     Source and Amount of Funds or Other Considerations

     The following tables present certain information with respect to the shares of the Common Stock held by the Reporting
Person. All funds to purchase shares by the Reporting Person were from personal funds.

Item 4.     Purpose of Transaction

     The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

CUSIP No. 174615 10 4                          Page 4 of 5 Pages

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

            (a) Aggregate number of shares and percentage of the
                class of shares identified pursuant to Item 1.

            (b) SOLE VOTING POWER         54,690

                SHARED VOTING POWER       13,858

                SOLE DISPOSITIVE POWER    54,690

                SHARED DISPOSITIVE POWER  13,858

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

     None.

Item 7.     Material to be Filed as Exhibits

     None.

CUSIP No. 174615 10 4                          Page 5 of 5 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 1996             /s/ R. Lowell Coolidge
                                    ------------------------
                                    Signature
                                    R. Lowell Coolidge




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